U. S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    FORM 10-SB/A
                                  (Amendment No. 2)


    GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
      UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                 RMD TECHNOLOGIES, INC.
                    (Name of Small Business Issuer in Its Charter)

                   California                                 72-1530833
     (State or Other Jurisdiction of                      (I.R.S. Employer
      Incorporation Or organization)                       Identification No.)

    308 West 5th Street, Holtville, California                  92250
     (Address of Principal Executive Offices)                 (Zip Code)

                   Issuer's telephone number:  (760) 356-2039


      Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class             Name of each exchange on which
    to be so registered             each class is to be registered

           None                                   None


     Securities to be registered pursuant to Section 12(g) of the Act:

                                      Common Stock
                                     (Title of Class)

                                           None
                                     (Title of Class)

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development.

     RMD Technologies, Inc. ("Company") was formed to fill the need for a full service recycler of electronics in California. The Company was formed in May, 2001 and is a California corporation.

Business of the Company.

     The Company was formed to provide electronic waste recycling services to businesses in Southern California. The fast paced growth in the state, particularly in the technology sectors, indicated a need for this company. Originally promoted and operated by Mr. Galliher on a part time basis, within the first few months it became apparent that the growth of the Company would require full time personnel. In September 2001, Mr. Galliher began to devote his full time efforts to promote and further develop the business.

     The Company primarily functions as a recycler of electronics. Customers of the Company are corporations that require proper disposal of their obsolete electronics equipment. Customers pay the Company a fee for this service.

     A secondary source of income for the Company is from sales of refurbished and or working equipment collected. Reuse of refurbished equipment is an environmentally friendly method of recycling.

(a)  Industry.

     Technology is advancing at a rapid pace, requiring businesses to replace their electronic equipment every 2-3 years. "Computers, E-Waste and Product Stewardship: Is California Ready for the Challenge?," a report for the U.S. Environmental Protection Agency, notes that "more than 2.2 million computers are sold each year in California." Additionally, "based on this, more than 6,000 computers go to waste every day in California". In California, estimates of computer recycling range from 5% to 15%. Environmental organizations are pressuring businesses to handle the waste properly.

     Electronics recycling is an industry that has been developing slowly over the last decade. In the past it has been dominated by traditional metal, paper and other goods recyclers that expect to pay for the raw materials. The last two years have seen a shift to "fee for recycling" programs. Experience shows that customers will pay for the proper handling of their electronic waste, just as they do for other waste streams. Crusher/grinders and exporters dominate current methods of recycling. Crusher/grinders recover the easily recyclable materials while reducing the balance by crushing or grinding. As only cathode ray tubes ("CRT") are regulated, everything else can go into landfills. This is an effective method of reducing the volume of the waste, but not the most environmentally friendly method. Exporters simply collect the electronics and then sell the collected materials to foreign (usually third world) countries. These countries have notoriously poor environmental records and generally do not recycle the electronics in a safe and environmentally correct manner. Most current recyclers use one or both of these methods.

     Five years ago the electronic waste recycling industry was non-existent. Current laws and regulations in California require the use of the type of services the Company provides by every company and consumer in California. Legislation has been proposed in many other states, and at the federal level, that will require businesses and consumers to properly recycle their electronic waste, expanding the market to include the entire United States.

     The California Electronic Waste Recycling Act of 2003 ("Act"), Senate Bill 20, was enacted on September 25, 2003; the Act was amended by Senate Bill 50, enacted on September 29, 2004. The Act requires 50% of the electronics sold be recycled by 2005, with 70% by the year 2007 and 90% by 2010.

     The Act requires all California businesses to properly handle and dispose of electronic waste. Key elements of the Act include:

     - Reduction in hazardous substances used in certain electronic products sold in California.

     - Collection of an electronic waste-recycling fee at the point of sale of certain products.

     - Distribution of recovery and recycling payments to qualified entities covering the cost of electronic waste collection and recycling.

     - Directive to establish environmentally preferred purchasing criteria for state agency purchases of certain electronic equipment.

Under the Act, beginning on January 1, 2005, retailers selling certain electronic products defined as "covered electronic devices" in California must collect an electronic waste-recycling fee from the consumer at the time of purchase; the following devices are such devices under the Act:

     - Cathode Ray Tube Devices and Cathode Ray Tubes (CRTs)

     - Computer monitors containing CRTs

     - Liquid Crystal Display (LCD) desktop monitors

     - Laptop computers with LCD screens

     - Televisions containing CRTs

     The Act requires collectors of covered electronics devices to register with the State of California and file annual reports of amounts handled. The Company is and has been properly registered with the state since the inception of this program.

(b)  Services Description.

     The Company's services include electronics recycling for corporations and government agencies. State and federal regulations require generators of electronic waste to dispose of it properly. California regulations do not allow the disposal of CRT containing devices in landfills, requiring businesses and other generators to properly handle their e-waste. Our service includes pickup of the customers' electronic waste, inventory of the waste or weighing the waste as appropriate to the customer level of service requested. The Company pricing varies based upon the level of service required by the customer, from $0.29 cents per pound for a basic service which includes a weight report to the customer, to $0.59 per pound which includes a detailed inventory of the material collected. In fiscal year 2004, 78% of revenues generated were from pickup and recycling services. Current staffing for the collection and sorting is one driver, two warehouse persons/sorters and one person who tests and evaluates the incoming equipment.

     The Company's secondary source of revenue is from sales of refurbished and or working equipment collected. The Company's experience shows that in excess of 50% of the collected materials may be reused (sold) without any repairs. Collected materials are sold in pallet size lots to wholesalers. Collected material recognized as "high value" is culled during our manual sorting and is sold in individual lots on online auction sites such as E-Bay. Sales of collected materials accounted for 17% of revenues in fiscal year 2004. Two employees are assigned to sales of this equipment through online auction websites. Reuse of refurbished equipment is recognized as a "best method" and environmentally correct method of recycling electronics according the U.S. Environmental Protection Agency. Reuse saves natural resources. "Waste is not just created when consumers throw items away. Throughout the life cycle of a product-from extraction of raw materials to transportation to processing and manufacturing facilities to manufacture and use-waste is generated. Reusing items or making them with less material decreases waste dramatically. Ultimately, less materials will need to be recycled or sent to landfills or waste combustion facilities." Collected materials that are damaged beyond repair or of no value in their original state are demanufactured and reduced to components, which are then sold to recyclers of plastics, metals, etc. The Company's cost of inventory is minimal as the Company has been paid to collect it. Cost of sales consists primarily of direct labor of sales personnel. Gross profit from this activity is expected to continue at around 95% of sales.

     The Company plans the opening of its training facility in the third quarter of 2005. This training facility will provide revenue in two ways. First, the Company will be paid for the training provided to the participants. Imperial County, California's Workforce Investment Board administers programs for the Federal Workforce Investment Act. The purpose of these federal programs is to provide job training. These programs pay a fee of $5,000 per participant for a 4-month training program. The Company's application to the WIB will be completed in the first quarter of 2005 and the Company's acceptance into the program is expected in the second quarter of 2005. The Company's current Liability and Workman's Compensation Insurance is sufficient for these programs. No other financial requirements need to be met. Certification of instructors will only be required for any courses offered that will provide certification upon graduation. We currently have no plans to offer courses that provide certification. Secondly, the Company's proposed training curriculum will provide for a split between classroom instruction and hands-on training. The hands-on training time will be utilized testing, repairing and refurbishing collected equipment. This will provide a continuing labor pool of ten to fifteen persons at no cost to the company. The equipment so refurbished will be sold as detailed above. The Company anticipates hiring two instructors and one additional administrative person in conjunction with opening the training facility. This is projected to provide revenue of approximately $300,000 per year, while also providing a continuous source of labor for testing and refurbishing collected equipment. Gross profit from this activity is expected to be approximately $75,000 per year.

     The Company has always had a "no landfill" policy. During our first three years of operation, we have identified customers from which we receive a higher percentage of reusable and refurbishable materials. By focusing on doing business with these customers the Company can receive a recyclables stream that is of high value. For example, over 50% by weight of collected materials by the Company can be reused for its original purpose. The remaining percentage is demanufactured, producing high quality recyclable metals, plastics, PC boards and glass. These materials are handled as commodities and are sold through traditional channels as raw materials for the manufacture of new products. Labor and infrastructure costs have kept traditional recyclers from benefiting from the relatively high value of electronic waste. By charging the customer for the recycling and minimizing the percentages the Company has to disassemble, the Company has been able to recycle these items to generate revenue.

(c)  Customers.

     The Company's current customer base includes over 300 small to very large business, state, local and federal government agencies, school districts and others. No one customer accounts for more than about 5% percent of the Company's total business.

     While every business in California is a potential customer of the Company, certain businesses have proven more valuable than others.
The Company's customers during the first two years of operations have included large and small corporations, government agencies, school districts and landfill operators. While each is unique in its own right, experience has shown that the first three can be a good revenue generator, while the fourth (landfill operators) has not proven a good fit with our business.

     Small and large corporate customers tend to provide equipment that is usually less than 4 years old, allowing a large percentage of it to be refurbished and reused. They tend to pay for the service promptly, usually within 30 days. The revenue from the sales of this merchandise can be substantial.

     Equipment collected from government agencies and school districts tends to be older and of less value than the corporate sector, however, these customers tend to have larger quantities. Additionally, the material tends to have a greater percentage of non-regulated materials, requiring much less handling and expense to process. Experience shows these customers pay promptly (less than 45 days).

     Landfill operators that "pull" the equipment from the waste stream have material that has no value for reuse and requires a large amount of labor to process. Additionally, experience shows that they to expect to pay a reduced rate (versus other customers), and will not pay at better than net 90 days. These factors combine to make them a poor fit for the Company.

     The Company currently uses medium duty straight trucks for servicing customers. Experience and research has shown that this size truck is the most economical to operate for our typical load size.
The Company's actual transportation costs are less than 10% of the billed amount. Medium duty straight trucks have the capacity to haul about half of what would be carried in a traditional tractor-trailer, at substantially lower cost. This size truck does not require a commercial drivers license and registration and insurance is much less expensive. Future plans include the use of cardboard bins dropped off at the customer's location and retrieved at a later date.

(d)  Market Summary.

     The Company believes it is positioned to handle the recycling need of all of California's business. The Company's location in California's Imperial Valley provides the Company with a number of economic advantages including:

     - Low employment costs. The State of California, Department of Economic Development Monthly Labor Force Data for September 2004 shows the unemployment rate in Imperial County remains one of the worst in the nation at more than 25%, providing a pool of workers at very reasonable wages.

     - Low facilities costs. Our current facility costs about $0.10 per square foot per month. The San Diego Daily Transcript reports comparable facilities in San Diego or Los Angeles would be at least $1.00 per square foot per month.

     - Political and economic conditions in the Imperial Valley provide a business atmosphere unparalleled in California. Imperial County is heavily dependant on agriculture. In order to improve and diversify the job market in the county, local government offers incentives to attract and keep industrial and light industrial businesses. These incentives range from low interest loans for building or business expansion to assistance with training of a company's workforce. Grants for improvement of real estate are available. Some local governments have programs to waive utility taxes. With an unemployment rate that remains above 25%, local government is responsive to any proposal that includes job creation.

     - Low utility costs. IID Power (the Company's electric power provider) furnishes the lowest utility costs in the state.
       Current rates are 8.46 cents per kWh.

     - Close proximity to Southern California's freeway system provides us the ability to service customers anywhere in Southern California using our own trucks during a normal business day. Interstate 8 is 4 miles for our facility and it is located on Highway 115; Highway 111 connecting to Interstate 10 is 8 miles from our facility. San Diego is less than a two-hour drive and Los Angeles less than a three-hour drive. Northern California customers will be serviced by a collection facility that will aggregate the electronics for transport to the Imperial County facility.

(e)  Competitive Comparison.

     The electronics recycling industry is primarily comprised of East Coast companies handling locally generated waste. Southern California's recycling community is limited to a few companies. IMS (Industrial Metal Salvage) has an electronics recycling division and is the Company's primary competition. This firm has a large facility and numerous personnel at their San Diego location. Due to the location of their facility and the costs of operation, the Company has the ability to undercut their pricing, while still generating making a gross profit.

     HMR is an Australian company with offices in the San Francisco area. They are primarily an exporter of electronic waste.

     A number of new companies have opened in response to the Act. To date, they appear to have had no effect on the Company's sales, but in the future the Company may need to change its pricing or services to remain competitive.

     The Company's competitors have sprung from traditional recyclers and scrap dealers. The recycling services offered by the Company are, in its opinion, unique in California in methods it uses for collection, processing and final disposition of recycled materials. The Company believes that it provides the only pickup service for electronic waste available in California, using its own transportation. The Company has partnered with numerous non-profit training agencies to assist their training programs by donating computer equipment.

(f)  Sales Literature.

     Due to budget constraints, the Company's marketing has been limited. The Company has used telephone sales, direct mail, search engine advertising and e-mail campaigns. The experience of the Company shows that it can attain reasonably good results with all of the above methods; however, search engine advertising and email campaigns have been the most cost effective. The Company's plans include the addition of dedicated sales professionals to market our services to manufacturers of electronics devices.

(g)  Future Services.

     Future plans include the addition of technology training centers, using the collected material as training aids. This will provide a necessary service to the community as well as provide an additional potential source of revenue to the Company
Company Organization and Employment.

     The Company is organized into four main functional areas:

     (a) The first being the company operations including accounting, company administrative tasks, government compliance and human resources.

     (b) The second area is logistics. This area includes the scheduling of customer pick-ups and the materials and equipment required to accomplish them.

     (c) The third area is that of sales and marketing. This area consists of all activities related to the sales and marketing processes of The Company including the outside direct sales representatives and the inside sales support team. This also includes the Internet sales of recycled products.

     (d) Technical training will be the fourth area. This will include interaction with and reporting to funding agencies and ensuring compliance.

     The Company currently has seven full time employees. The personnel plan calls for the addition of sales staff in the near term. As growth requires, we will hire additional drivers/warehouse staff and administrative personnel. Two instructors will be hired upon receipt of funding for training programs.

Need for Governmental Approval

     The Company believes that none of its business operations require governmental approval.

Research and Development

     To date, the Company has not spent any funds on research and development.

Compliance with Environmental Laws

     The State of California requires the Company submit an annual report on the amount (weight) of CRT containing devices the Company has handled the previous year. This report is done online and takes approximately two minutes to complete. The Company uses the information from its billing software to determine the weight. The State of California has no other requirements at this time, and there no proposed laws that would affect the Company.

     The federal government currently has no reporting requirements for handling electronics or electronics waste, and there are none proposed at this time.

     As a result, the costs of compliance with environmental laws are nominal, if any, and are therefore immaterial to the Company's operations.

Risk Factors Connected with Business of the Company.

(a)  Limited Prior Operations, History of Operating Losses, and
Accumulated Deficit May Affect Ability of Company to Survive.

     The Company has had limited prior operations to date and it had a limited record of revenue-producing operations. Consequently, there is only a limited operating history upon which to base an assumption that the Company will be able to achieve its business plans. In addition, the Company has only limited assets. As a result, there can be no assurance that the Company will generate significant revenues in the future; and there can be no assurance that the Company will operate at a profitable level. If the Company is unable to obtain customers and generate sufficient revenues so that it can profitably operate, the Company's business will not succeed. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by new product introductions.

     The Company incurred a net loss of $20,645 for the fiscal year ended May 31, 2003, a net loss of $79,847 for the fiscal year ended May 31, 2004, and a net loss of $75,444 for the nine months ended February 28, 2005. At February 28, 2005, the Company had an accumulated deficit of $181,604. This raises substantial doubt about the Company's ability to implement its business plan.

(b)  No Assurance of Market Acceptance May Affect Ability to Sell Services.

     There can be no assurance that any services successfully developed by the Company will ever achieve market acceptance. The Company's services, if successfully developed, may compete with a number of services offered by other companies, as well as new services currently under development by such companies and others. The degree of market acceptance of any services developed by the Company will depend on a number of factors, including the establishment and demonstration of the efficacy of the services and their potential advantage over alternative methods. There can be no assurance that the marketplace in general will accept and utilize any services that have been, or may be, developed by the Company.

     The standards for the services marketed by the Company may not achieve broad market acceptance or market acceptance may be slower than the Company expected. Additionally, if a new standard emerges that is more accepted by the marketplace, the Company may not be successful in developing services that comply with that standard on a timely basis. To be successful, the Company will need to effectively respond on a timely basis to future changes in the ever-expanding markets in which the Company sells its services. The markets for the Company's services are at early stages of development and are rapidly expanding.

(c)  Government Regulations May Affect the Ability of the Company to
Operate.

     Various aspects of the Company's business are subject to governmental regulation in the United States, including state and federal environmental laws. Failure to comply with such regulation may, depending upon the nature of the noncompliance, result in the suspension or revocation of any license or registration at issue, the termination or loss of any contract at issue or the imposition of contractual damages, civil fines or criminal penalties.

(d)  Other External Factors May Affect Viability of Company.

     The industry of the Company in general is a speculative venture necessarily involving some substantial risk. There is no certainty that the expenditures to be made by the Company will result in commercially profitable business. The marketability of its services will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, and the general state of the economy (including the rate of inflation, and local economic conditions), which can affect companies' spending. Factors that leave less money in the hands of potential customers of the Company will likely have an adverse effect on the Company. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

(e) Control by Officers and Directors Over Affairs of the Company May Override Wishes of Other Stockholders.

     The Company officers and directors currently own common stock equal to 80% of the outstanding shares of the Company's common stock. As a result, such persons, acting together, have the ability to exercise significant influence over all matters requiring stockholder approval. In addition, all decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with stockholders to make decisions that affect the Company. Accordingly, it could be difficult for the investors hereunder to effectuate control over the affairs of the Company.

     Therefore, the success of the Company, to a large extent, will depend on the quality of the directors and officers of the company. Accordingly, no person should invest in the Company unless he is willing to entrust all aspects of the management of the company to the officers and directors.

(f) Potential Conflicts of Interest May Affect Ability of Officers and Directors to Make Decisions in the Best Interests of Company.

      Conflicts of interest may arise in the area of corporate opportunities that cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to the Company.

(g) Limitations on Liability, and Indemnification, of Directors and Officers May Result in Expenditures by Company.

     The Company's bylaws include provisions to the effect that the Company may indemnify any director, officer, or employee. In addition, provisions of California law provide for such indemnification, as well as for a limitation of liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. Any limitation on the liability of any director, or indemnification of directors, officer, or employees, could result in substantial expenditures being made by the Company in covering any liability of such persons or in indemnifying them.

(h)  Absence of Cash Dividends May Affect Investment Value of
Company's Stock.

     The Board of Directors does not anticipate paying cash dividends on the common stock for the foreseeable future and intends to retain any future earnings to finance the growth of the Company's business. Payment of dividends, if any, will depend, among other factors, on earnings, capital requirements and the general operating and financial conditions of the Company as well as legal limitations on the payment of dividends out of paid-in capital.

(i)  No Assurance of Public Trading Market and Risk of Low Priced
Securities May Affect Market Value of Company's Stock.

     The Securities and Exchange Commission ("SEC") has adopted a number of rules to regulate "penny stocks." Such rules include Rule 3a51-1 and Rules 15g-1 through 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules (as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, largely traded in the Over the Counter Bulletin Board or the Pink Sheets), the rules would apply to the Company and to its securities.

     The SEC has adopted Rule 15g-9 which established sales practice requirements for certain low price securities. Unless the transaction is exempt, it shall be unlawful for a broker or dealer to sell a penny stock to, or to effect the purchase of a penny stock by, any person unless prior to the transaction: (i) the broker or dealer has approved the person's account for transactions in penny stock pursuant to this rule and (ii) the broker or dealer has received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stock, the broker or dealer must: (a) obtain from the person information concerning the person's financial situation, investment experience, and investment objectives;
(b) reasonably determine that transactions in penny stock are suitable for that person, and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stock; (c) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination
(i) stating in a highlighted format that it is unlawful for the broker or dealer to affect a transaction in penny stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and (ii) stating in a highlighted format immediately preceding the customer signature line that (iii) the broker or dealer is required to provide the person with the written statement; and (iv) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience, and investment objectives; and (d) receive from the person a manually signed and dated copy of the written statement. It is also required that disclosure be made as to the risks of investing in penny stock and the commissions payable to the broker-dealer, as well as current price quotations and the remedies and rights available in cases of fraud in penny stock transactions. Statements, on a monthly basis, must be sent to the investor listing recent prices for the Penny Stock and information on the limited market.

     There has been no public market for the common stock of the Company. The Company intends to have a market maker file an application on behalf of the Company with the Over the Counter Bulletin Board in order to make a market in the Company's common stock. However, until this happens, if the market maker is successful with such application, and even thereafter, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of the Company's securities. The regulations governing penny stocks, as set forth above, sometimes limit the ability of broker-dealers to sell the Company's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

     Potential shareholders of the Company should also be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
(ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

(j)  Failure to Maintain Market Makers May Affect Value of Company's
Stock.

     If the Company attains listing on the Over the Counter Bulletin Board and thereafter is unable to maintain a National Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance the Company will be able to maintain such market makers.

(k)  Shares Eligible For Future Sale.

     All of the outstanding shares of common stock of the Company have been issued in reliance on the private placement exemption under the Securities Act of 1933. Such shares will not be available for sale in the open market without separate registration except in reliance upon Rule 144 under the Securities Act of 1933. In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed affiliates of the Company (as that term is defined under that rule) would be entitled to sell within any three-month period a number of shares that does not exceed 1% of the then outstanding shares of common stock, provided that certain current public information is then available. If a substantial number of the shares owned by these shareholders were sold pursuant to Rule 144 or a registered offering, the market price of the common stock at that time could be adversely affected.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

     The following discussion and analysis of financial condition and results of operations is based upon, and should be read in conjunction with, its audited financial statements and related notes included elsewhere in this Form 10-SB, which have been prepared in accordance with accounting principles generally accepted in the United States.

Overview.

     The Company is an electronics waste collector and recycler dedicated to providing customers a solution to their electronics waste handling problems. The Company believes it offers customers a reliable, efficient cost effective means of complying with current and anticipated government regulations regarding the disposal of electronic waste.

     In June 2001, the Company began providing electronics collection and recycling services to corporate customers in Southern California. In April 2004, Company began to expand its service area to include Northern California.

     The Company believes that its planned growth and profitability will depend in large part on the ability to promote its services, gain clients and expand its relationship with current clients.
Accordingly, the Company intends to focus its attentions and investment of resources in marketing, strategic partnerships, and development of its client base. If the Company is not successful in promoting its services and expanding its client base, this may have a material adverse effect on its financial condition and the ability to continue to operate the business.

Results of Operations.

Year Ended May 31, 2004 Compared to Year Ended May 31, 2003.

(a)  Revenues.

     The Company had $272,207 in revenues for the fiscal year ended May 31, 2004 as compared with $142,967 for the fiscal year ended May 31, 2003. The addition of one person dedicated to the sales of recycled goods resulted in an increase in sales of $45,020 for the period fiscal year ended May 31, 2004 versus $5,191 for the fiscal year ended May 31, 2003. Our recycling collection sales increased from $137,776 to $227,187 during the same period.

     During the fiscal year ended May 31, 2003, the Company used items collected in addition to pounds collected to track total collections. In the fiscal year ended May 31, 2004, the Company began using only pounds collected as a measure of collection sales. Our total weight collected during the fiscal year ended May 31, 2004 was 611,173 pounds for an average of $0.37 per pound collected. During the fiscal year ended May 31, 2003, collection was 232,842 pounds and approximately 7200 individual items with an average weight of 12 pounds each for a total weight collected of approximately 319,242 pounds for an average of $0.44 per pound collected. This change was made to more accurately reflect the total amounts recycled.

     During the fiscal year ended May 31, 2004, the Company added one staff person handling telephone sales and inquiries. The increase in collection sales was a direct result of having a staff member focused on recycling sales fulltime. The increase in sales of collection services was $89,411. This resulted in a gross profit of $259,440 for the fiscal year ended May 31, 2004, and $142,107 for the fiscal year ended May 31, 2003. This represents an approximate 90% increase in gross profit for the Company.

(b)  Expenses.

     Total expenses for the fiscal year ended May 31, 2004 were $334,308, as compared with $162,752 for the fiscal year ended May 31, 2003, an increase of $171,556 or approximately 195%. This increase was a result of an increase in labor costs attributed to the addition of two staff members as dedicated sales staff. Payroll expenses increased $96,665 during this period. Transportation costs increased during this period from $11,195 to $59,202. This $48,007 increase was the result of the purchase of two trucks for the collection activities. Upgrades and repairs to our facility accounted for $19,062 of this increase. Professional fees increased $7,596 during this period. The remaining $12,399 increase was the result of increased fuel and maintenance costs associated with the increase in recycling collections.

(c)  Depreciation and Amortization.

     Depreciation and amortization for the year ended May 31, 2004 was $6,001 compared to $4,229 for the fiscal year ended May 31, 2003.

(d)  Interest Expense.

     The Company incurred interest expense of $4,979 during the fiscal year ended May 31, 2004, as compared with zero in the fiscal year ended May 31, 2003. This was due to loans made by the president to the Company.

(f)  Net Operating Loss.

     The Company has a net operating loss of $79,847 for the fiscal year ended May 31, 2004, as compared with a net operating loss of $20,645 for the fiscal year ended May 31, 2003. This increased loss was due to the cost of additional sales and marketing efforts.

Nine Months Ended February 28, 2005 Compared to Nine Months Ended
February 29, 2004.

(a)  Revenues.

     The Company reported $219,145 in revenues for the nine months ended February 28, 2005 and $169,570 for the nine-month period ended February 29, 2004. During the period ended February 28, 2005, one additional staff person was added whose duties involved locating customers for our recycled goods. This resulted in an increase of sales of recycled goods from $30,579 for the nine months ended February 29, 2004 to $82,467 during the nine months ended February 28, 2005. This resulted in a gross profit of $198,221 for the nine months ended February 28, 2005, and $169,570 for the nine months ended February 29, 2004. This represents an approximate 17% increase in gross profit for the Company.

(b)  Expenses.

     Total expenses for the nine months ended February 28, 2005 were $273,665, while the same expenses for the same period in 2004 totaled $187,721. This represents an increase of approximately 46% for this period over the same period last year. The increases are a result of additional labor costs to handle customer service and the additional labor costs to handle the additional sales. Higher than normal fuel costs also contributed to this increase.

(c)  Depreciation.

     Depreciation for the period ended February 28, 2005 was $6,388 compared to $2,114 for the period ended February 29, 2004.

(d)  Net Profit.

     The Company reported a net operating loss of $75,444 for the nine months ended February 28, 2005. This is compared to a net operating loss of $18,151 for the nine months ended February 29, 2004. This change was due to additional sales and marketing costs.

Factors That May Affect Operating Results.

     The operating results of the Company can vary significantly depending upon a number of factors, many of which are outside its control. General factors that may affect the Company's operating results include:

     - Market acceptance of and changes in demand for its services;

     - A small number of customers account for, and may in future periods account for, substantial portions of the Company's revenue, and revenue could decline because of delays of customer orders or the failure to retain customers;

     - Gain or loss of clients or strategic relationships;

     - Announcement or introduction of new services by the Company or by its competitors;

     - Price competition;

     - The ability to upgrade and develop systems and infrastructure to accommodate growth;

     - The ability to introduce and market products and services in accordance with market demand;

     - Changes in governmental regulation; and

     - Reduction in or delay of capital spending by clients due to the effects of terrorism, war and political instability.

     The Company believes that its planned growth and profitability will depend in large part on the ability to promote its services, gain clients and expand its relationship with current clients.
Accordingly, the Company intends to invest in marketing, strategic partnerships, and development of its customer base. If the Company is not successful in promoting its services and expanding its customer base, this may have a material adverse effect on its financial condition and its ability to continue to operate its business.

     The Company is also subject to the following specific factors that may affect its operating results:

(a)  Competition.

     The market for collection and recycling of electronic waste is competitive and the Company expects competition to continue to increase. In addition, the companies with whom the Company has relationships could develop products or services, which compete with the Company's products or services. Also, some competitors in the Company's market have longer operating histories, significantly greater financial, technical, marketing and other resources, and greater brand recognition than the Company does. The Company also expects to face additional competition as other established and emerging companies enter the market for collection and recycling of electronic waste. To be competitive, the Company believes that it must, among other things, invest resources in developing new products, improving its current products and maintaining customer satisfaction. Such investment will increase the Company's expenses and affect its profitability. In addition, if it fails to make this investment, the Company may not be able to compete successfully with its competitors, which could have a material adverse effect on its revenue and future profitability.

(b)  Technological and Market Changes.

     The markets in which the Company competes are characterized by new product and service introductions, evolving industry standards, and the changing needs of customers. There can be no assurance that the Company's existing services will continue to be properly positioned in the market or that it will be able to introduce new or enhanced products into the market on a timely basis, or at all. Currently, the Company is focusing on upgrading and introducing new services. The company intends to begin offering training services beginning in the third quarter on 2005. There can be no assurance that enhancements to existing services or new services will receive customer acceptance.

     Risks inherent in new service introductions include the uncertainty of price-performance relative to services of competitors and competitors' responses to its new service introductions.

(c)  Key Personnel.

     The Company's success is largely dependent on the personal efforts and abilities of its senior management. None of the Company's officers and directors currently has an employment or non-competition agreement with the Company. Therefore, there can be no assurance that these individual will remain employed by the Company. Should any of these individuals cease to be affiliated with the Company for any reason before qualified replacements could be found, there could be material adverse effects on the Company's business and prospects.

     The Company's success will also be highly dependent on its ability to attract and retain qualified employees. The Company intends to recruit in fiscal year 2005 employees who are skilled in its industry. The failure to recruit these key personnel could have a material adverse effect on the Company's business. There can be no assurances that the Company will be successful in retaining existing personnel or in attracting and recruiting experienced qualified personnel. The Company believes relations with its employees are satisfactory.

Operating Activities.

     The net cash used in operating activities was $48,755 for the year ended May 31, 2004 compared to net cash provided by operating activities of $6,179 for the year ended May 31, 2003, an increase in cash used of $54,931. A significant portion of cash used is attributed to an increase of $31,378 in accounts receivable as a result of growth in its customer base. The Company also incurred additional consulting fees and other expenses associated with the development of plans to expand the scope of its operations. This resulted in an increase in accounts payable.

     The net cash provided by operating activities was $9,071 for the nine months ended February 28, 2005 compared to net cash used in operating activities of $27,136 for the nine months ended February 29, 2004. A significant portion of cash provided is attributed to a decrease in accounts receivable.

Liquidity and Capital Resources.

     As of May 31, 2004, the Company had total current assets of $45,731 and total current liabilities of $180,094, resulting in net working capital deficit of $134,363. As of February 28, 2005, the Company has total current assets of $21,268 and total current liabilities of $220,253, resulting in a working capital deficit of $198,985. The Company will require significant additional working capital to continue as a going concern. The Company expects current operations to contribute to increased liquidity.

     The Company has continued to raise capital through borrowings from the directors of the Company and others. During the fiscal year ended May 31, 2004, the Company received loans totaling approximately $128,000 from the president of the Company.

     The Company's implementation of its business plan will depend upon its ability to raise additional funds through bank borrowings and equity or debt financing. The Company estimates that it will need to raise up to $1,000,000 over the next twelve months for such purposes. However, adequate funds may not be available when needed or may not be available on terms favorable to the Company. If funding is insufficient at any time in the future, the Company may not be able to take advantage of business opportunities or respond to competitive pressures, or may be required to reduce the scope of its planned service development and marketing efforts, any of which could have a negative impact on its business and operating results. In addition, insufficient funding may have a material adverse effect on the company's financial condition, which could require the company to:

     - Curtail operations significantly;

     - Sell significant assets;

     - Seek arrangements with strategic partners or other parties that may require the company to relinquish significant rights to products, technologies or markets; or

     - Explore other strategic alternatives including a merger or sale of the company.

     To the extent that the Company raises additional capital through the sale of equity or convertible debt securities, the issuance of such securities will result in dilution to existing stockholders. If additional funds are raised through the issuance of debt securities, these securities may have rights, preferences and privileges senior to holders of common stock and the terms of such debt could impose restrictions on the Company's operations. Regardless of whether the Company's cash assets prove to be inadequate to meet the company's operational needs, the Company may seek to compensate providers of services by issuance of stock in lieu of cash, which will also result in dilution to existing shareholders.

Material Commitments for Capital Expenditures

     The Company does not have any material commitments for capital expenditures. However, the Company has entered into a non-binding offer to purchase the property currently housing our facilities. The acceptance of the offer has been delayed because the property is currently held in probate. If the offer is accepted, we intend to fund the purchase through a 30 year mortgage, the specifics of which will be determined as part of the closing process.

Off Balance Sheet Arrangements.

     The Company does not engage in any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Inflation.

     The impact of inflation on our costs and the ability to pass on cost increases to its customers over time is dependent upon market conditions. We are not aware of any inflationary pressures that have had any significant impact on our operations over the past quarter, and the company does not anticipate that inflationary factors will have a significant impact on future operations.

Other.

     The Company does not provide post-retirement or post-employment benefits requiring charges under Statements of Financial Accounting Standards No. 106 and No. 112.

Critical Accounting Policies.

     The SEC has issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" ("FRR 60"), suggesting companies provide additional disclosure and commentary on their most critical accounting policies. In FRR 60, the SEC has defined the most critical accounting policies as the ones that are most important to the portrayal of a company's financial condition and operating results, and require management to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, the Company's most critical accounting policies include: (a) use of estimates in the preparation of financial statements; (b) revenue recognition; and (c) treatment of property, plant, and equipment. The methods, estimates and judgments the Company uses in applying these most critical accounting policies have a significant impact on the results the Company reports in its financial statements.

(a)  Use of Estimates in the Preparation of Financial Statements.

     The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates these estimates, including those related to revenue recognition and concentration of credit risk. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

(b)  Revenue Recognition.

     Recycling revenue is recognized when the services are rendered. The cost of services, consisting of staff payroll, outside services, equipment rental, communication costs and supplies, is expensed as incurred. Sales Revenue is recognized upon delivery of the products to the consumer or to a common carrier. Cost of goods sold consists of payroll and other costs directly related to the sale of recyclables.

(c)  Treatment of Property, Plant and Equipment.

     Property, plant and equipment are stated at cost and depreciated using the straight-line method, based on estimated useful lives of 5 to 7 years for furniture and equipment. Repair and maintenance costs are charged to expense when incurred, while renewals and improvements that extend the useful lives of the equipment are capitalized as additions to the related assets.

Forward Looking Statements.

     This Form 10-SB contains "forward looking statements" within the meaning of Rule 175 of the Securities Act of 1933, as amended, and Rule 3b-6 of the Securities Act of 1934, as amended. When used in this Form 10-SB, the words "expects," "anticipates," "believes," "plans," "will" and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include, but are not limited to, statements regarding our adequacy of capital resources, need and ability to obtain additional financing, the features and benefits of our services, our growth strategy, the need for additional sales and support staff, our operating losses and negative cash flow, and our critical accounting policies

     Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those discussed above, as well as the risks set forth under "Factors That May Affect Operating Results." These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ITEM 3.  DESCRIPTION OF PROPERTY.

     The Company is currently located in an 11,000 square foot facility on one acre in Holtville, California. We are in the second year of a four-year lease at $1,500 per month; however, our offer to purchase the property has been accepted, and we are awaiting judicial approval. Because of the delay in getting approval through probate, the owner has waived current period rents.

     Holtville is located in Imperial County about 130 miles east of San Diego, providing the Company with excellent access to all of Southern California. Our current customers are primarily located in Southern California and are easily serviced by truck from our facility. The Company's facilities include approximately 1,500 Square feet of office space, 2,500 square feet of retail space, and 7,000 of warehouse space. Additionally, the Company has about 33,000 square feet of usable yard space. Due to the dry climate, this space is usable for storage of incoming and outgoing recyclable materials. Future plans include drop off/accumulation facilities located throughout California.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

     The following table sets forth information regarding the beneficial ownership of shares of the Company's common stock as of December 1, 2004 (15,000,000 issued and outstanding) by (i) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding common stock; and (ii) all of the current directors and executive officers of the Company as a group:

Title of Class   Name and Address of           Amount of Beneficial  Percent of
                   Beneficial Owner               Ownership (1)        Class

Common Stock     Patrick A. Galliher             9,002,300 (2)         60.01%
                 308 West 5th Street
                 Holtville, California 92250

Common Stock     Suzanne E. Galliher             3,000,000 (2)         20.00%
                 308 West 5th Street
                 Holtville, California 92250

Common Stock     John Fleming                    3,000,000             20.00%
                 1535 Blackjack Road
                 Franklin, Kentucky 42134

Common Stock     Shares of all directors and    12,002,300             80.01%
                 executive officers as a
                 group (2 persons)

(1) Each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them. None of these individuals holds any convertible securities.

(2)  Suzanne Galliher is the wife of Patrick Galliher

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS.

     The names, ages, and respective positions of the directors and executive officers of the Company are set forth below; there are no other promoters or control persons of the Company. The directors named below will serve until the next annual meeting of the Company's stockholders or until their successors are duly elected and qualified. Directors are elected for a one-year term at the annual stockholders' meeting. Officers will hold their positions at the will of the board of directors, absent any employment agreement. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. The directors and executive officers of the Company are not a party to any material pending legal proceedings and, to the best of their knowledge, no such action by or against them has been threatened.

Patrick A. Galliher, President/Treasurer/Director.

     Mr. Galliher, age 46, has experience that includes both retail and wholesale sales as the owner of a retail computer store and as the district manager of a wholesale supply company. After ten years in the US Navy, Mr. Galliher returned to Las Vegas, Nevada to found PLK, Inc., a surety bonding company. After selling PLK in 1989, Mr. Galliher moved to San Diego, where he co-founded DHG Associates, a company that sold computerized sign making equipment and supplies to sign makers in the San Diego area. DHG was renamed in 1996 to National Sign Systems and sold in 1998. After working as the general manager for Kayena Communications in San Diego, Mr. Galliher purchased the company in 1999. Kayena Communications was sold in 2001, allowing him to focus his efforts fulltime on the newly formed RMD Technologies, Inc.

Suzanne E. Galliher, Vice President/Secretary/Director.

     Ms. Galliher, age 40, who is the wife of Patrick Galliher, received a Masters of Business Administration degree from National University, in 1992, while working full-time supervising a staff of 30 people in the Registrar's Office of that school. Ms. Galliher then moved to teaching special education in the inner city areas of San Diego for the period of 1998 to 2001. During this time she received a Masters in Special Education degree from the same school. In July 2001, Ms. Galliher left teaching to focus her efforts full time on the Company.

ITEM 6.  EXECUTIVE COMPENSATION.

     (a) The current officers and directors have not received any compensation to date. They will not be remunerated until the Company turns profitable.

     (b) There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the Company in the event of retirement at normal retirement date as there is no existing plan provided for or contributed to by the Company.

     (c) No remuneration is proposed to be paid in the future directly or indirectly by the Company to any officer or director since there is no existing plan that provides for such payment, including a stock option plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Other than as set forth below, during the last two fiscal years there have not been any relationships, transactions, or proposed transactions to which the Company was or is to be a party, in which any of the directors, officers, or 5% or greater shareholders (or any immediate family thereof) had or is to have a direct or indirect material interest.

     (a) For the fiscal year ended May 31, 2004, the Company had received a loan from the President and Vice President of the Company (husband and wife) with an original amount of about $150,000 ($20,000 in 2003) (see Exhibits 10.2 to 10.11). The loans were to finance operations of the Company. At May 31, 2004, the remaining balance due was $90,988. Loans from the President and Vice President bear terms of 1% interest per month, with all principal and interest due on demand. An accrual for interest payable of $4,909 was recognized at May 31, 2004. The Company makes payments on its loans as often as possible. In 2004, the Company paid $64,089 toward the principal of the loan due to the President and Vice President.

     (b) The Company also holds a note payable to the brother of the President, Steven Galliher, dated July 12, 2002, with an original amount of $10,000 (see Exhibit 10.1); this loan was also made to finance operations of the Company. Steven Galliher has agreed to waive interest on this note for a period of five years as a courtesy to his brother, the President of the Company. This is a demand note with no fixed payment terms, and it does not bear interest (despite a loan document showing otherwise).

     (c) On June 26, 2004, the Company issued restricted shares of common stock to the following individuals for services rendered to the
Company: (1) Pat Galliher: 9,000,000 shares; (2) Suzanne Galliher:
3,000,000 shares; and (3) John Fleming: 3,000,000 shares. Shares were to Mr. & Mrs. Galliher for consulting services provided in relation to setting up the business. The fee charged by each of them was equal to the number of shares issued to them at par value. Since Company shares are not currently trading in a public market, the par value valuation is appropriate. Mr. Fleming provided consulting services to the Company on how best to seek outside funding and the procedure for taking the company public. He billed the company at his standard billing rate for this type of service and accepted stock as payment. Again, the stock was valued at par due to its limited trading ability.

     (d) John Fleming, an affiliate of the Company, is also engaged in another business in which he services as a director and officer (GameZnFlix, Inc.), which is also a reporting company trading on the Over the Counter Bulletin Board. As a result, certain potential conflicts of interest may arise between the Company and this shareholder. The Company will attempt to resolve such conflicts of interest in favor of the Company by carefully reviewing each proposed transaction to determine its fairness to the Company and its shareholders and whether the proposed terms of the transaction are at least as favorable as those which could be obtained from independent sources. The officers and directors of the Company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company or on behalf of itself and other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts is in any manner prejudicial to the Company.

ITEM 8.  DESCRIPTION OF SECURITIES.

General Description.

     The authorized capital stock of the Company consists of 100,000,000 shares of common stock, no par value; the Company has no preferred stock authorized. The holders of the common stock:

     (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company;

     (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; and

     (c) are entitled to one cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

These securities do not have any of the following rights:

     (a)  preemptive rights to purchase in new issues of shares;

     (b)  preference as to dividends or interest;

     (c) preference upon liquidation; or

     (d) any other special rights or preferences. In addition, the Shares are not convertible into any other security.

There are no restrictions on dividends under any loan other financing arrangements or otherwise. As of the date of this filing, the Company had 15,002,300 shares of common stock issued and outstanding.

Cumulative Voting.

     The holders of shares of common stock of the Company will have cumulative voting rights under California law, which means that the holders of less than 50% of such outstanding Shares, voting for the election of directors, can elect at least one of the directors to be elected, if they so choose.

Dividends.

     The Company does not currently intend to pay cash dividends. Because the Company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, or can there be any guarantees of the success of the Company.

     A distribution of revenues will be made only when, in the judgment of the Company's board of directors, it is in the best interest of the Company's stockholders to do so. The board of directors will review, among other things, the financial status of the Company and any future cash needs of the Company in making its decision.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

     The Company's authorized but unissued capital stock currently consists of approximately 85,000,000 shares of common stock. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent.

     The Company has engaged the services of Interwest Transfer Co., Inc., 1981 East 4800, South, Suite 100, Salt Lake City, Utah 84117, to act as transfer agent and registrar for the Company.

PART II.

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information.

     Currently, there is no public trading market for the Company's common stock. In order to qualify for listing on the Over the Counter Bulletin Board, the Company must comply with the eligibility rules of the Bulletin Board (that is, all listed companies must be reporting companies), and accordingly the Company is filing this Form 10-SB Registration Statement with the Securities and Exchange Commission.

Holders of Common Equity.

     As of April 1, 2005, there were 3 shareholders of record of the Company's common stock.

Dividends.

     The Company has not declared or paid a cash dividend to stockholders since it was organized on May 17, 2001. The Board of Directors presently intends to retain any earnings to finance the Company's operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors.

ITEM 2.  LEGAL PROCEEDINGS.

     None.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following equity securities of the Company were sold without registration during period commencing on May 17, 2001, the date of incorporation of the Company, to the present:

     On June 26, 2004, the Company issued a total of 15,000,000 shares of common stock to the two directors of the Company, and John Fleming, for services rendered to the Company, valued at $15,000 ($0.001 per share). These services were valued at the par value of the stock on the date of issuance for all the services rendered by these individuals for the Company from the time of formation until the date of issuance.

     No commissions were paid in connection with any of these sales. These sales were undertaken under Rule 506 of Regulation D under the Securities Act of 1933. Each of the transactions did not involve a public offering and each of the investors represented that he/she was a "sophisticated" or "accredited" investor as defined in Rule 502 of Regulation D.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Limitation of Liability.

(a)  Articles of Incorporation and Bylaws.

     Neither the articles of incorporation nor the bylaws of the Company contain any provisions with respect to liability of directors and officers.

(b)  California Corporations Code.

"309. (a) A director shall perform the duties of a director, including duties as a member of any committee of the board upon which the director may serve, in good faith, in a manner such director believes to be in the best interests of the corporation and its shareholders and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

     (b) In performing the duties of a director, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by any of the following:

     (1) One or more officers or employees of the corporation whom the director believes to be reliable and competent in the matters presented.

     (2) Counsel, independent accountants or other persons as to matters which the director believes to be within such person's professional or expert competence.

     (3) A committee of the board upon which the director does not serve, as to matters within its designated authority, which committee the director believes to merit confidence, so long as, in any such case, the director acts in good faith, after reasonable inquiry when the need therefor is indicated by the circumstances and without knowledge that would cause such reliance to be unwarranted.

     (c) A person who performs the duties of a director in accordance with subdivisions (a) and (b) shall have no liability based upon any alleged failure to discharge the person's obligations as a director. In addition, the liability of a director for monetary damages may be eliminated or limited in a corporation's articles to the extent provided in paragraph (10) of subdivision (a) of Section 204.

Indemnification.

(a)  Articles of Incorporation and Bylaws.

     There are no provisions in the Company's articles of incorporation with regard to indemnification. The bylaws of the Company provide the following with respect to indemnification:

     (a) Any person made a party to an action, suit or proceeding, by reason of the fact that he, his testator or interstate representative is or was a director, officer or employee of the Corporation, or of any Corporation in which he served as such at the request of the Corporation, shall be indemnified by the Corporation against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding, or in connection with any appeal therein that such officer, director or employee is liable for negligence or misconduct in the performance of his duties.

     (b) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of this section.

     (c) The amount of indemnity to which any officer or director may be entitled shall be fixed by the Board of Directors, except that in any case where there is no disinterested majority of the board available, the amount shall be fixed by arbitration pursuant to the then existing rules of the American Arbitration Association.

(b)  California Corporation Code.

"317. (a) For the purposes of this section, "agent" means any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the corporation or of another enterprise at the request of the predecessor corporation; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and "expenses" includes without limitation attorneys' fees and any expenses of establishing a right to indemnification under subdivision (d) or paragraph (4) of subdivision (e).

     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

     (c) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders.

     No indemnification shall be made under this subdivision for any of the following:

     (1) In respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless and only to the extent that the court in which the proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court shall determine.

     (2) Of amounts paid in settling or otherwise disposing of a pending action without court approval.

     (3) Of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

     (d) To the extent that an agent of a corporation has been successful on the merits in defense of any proceeding referred to in subdivision (b) or (c) or in defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.

     (e) Except as provided in subdivision (d), any indemnification under this section shall be made by the corporation only if authorized in the specific case, upon a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in subdivision (b) or (c), by any of the following:

     (1) A majority vote of a quorum consisting of directors who are not parties to such proceeding.

     (2) If such a quorum of directors is not obtainable, by independent legal counsel in a written opinion.

     (3) Approval of the shareholders (Section 153), with the shares owned by the person to be indemnified not being entitled to vote thereon.

     (4) The court in which the proceeding is or was pending upon application made by the corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not the application by the agent, attorney or other person is opposed by the corporation.

     (f) Expenses incurred in defending any proceeding may be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the agent to repay that amount if it shall be determined ultimately that the agent is not entitled to be indemnified as authorized in this section. The provisions of subdivision (a) of Section 315 do not apply to advances made pursuant to this subdivision.

     (g) The indemnification authorized by this section shall not be deemed exclusive of any additional rights to indemnification for breach of duty to the corporation and its shareholders while acting in the capacity of a director or officer of the corporation to the extent the additional rights to indemnification are authorized in an article provision adopted pursuant to paragraph (11) of subdivision (a) of
Section 204. The indemnification provided by this section for acts, omissions, or transactions while acting in the capacity of, or while serving as, a director or officer of the corporation but not involving breach of duty to the corporation and its shareholders shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, to the extent the additional rights to indemnification are authorized in the articles of the corporation. An article provision authorizing indemnification "in excess of that otherwise permitted by Section 317" or "to the fullest extent permissible under California law" or the substantial equivalent thereof shall be construed to be both a provision for additional indemnification for breach of duty to the corporation and its shareholders as referred to in, and with the limitations required by, paragraph (11) of subdivision (a) of Section 204 and a provision for additional indemnification as referred to in the second sentence of this subdivision. The rights to indemnity hereunder shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of the person. Nothing contained in this section shall affect any right to indemnification to which persons other than the directors and officers may be entitled by contract or otherwise.

     (h) No indemnification or advance shall be made under this section, except as provided in subdivision (d) or paragraph (4) of subdivision (e), in any circumstance where it appears:

     (1) That it would be inconsistent with a provision of the articles, bylaws, a resolution of the shareholders, or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification.

     (2) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

     (i) A corporation shall have power to purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in that capacity or arising out of the agent's status as such whether or not the corporation would have the power to indemnify the agent against that liability under this section. The fact that a corporation owns all or a portion of the shares of the company issuing a policy of insurance shall not render this subdivision inapplicable if either of the following conditions are satisfied:

     (1) if the articles authorize indemnification in excess of that authorized in this section and the insurance provided by this subdivision is limited as indemnification is required to be limited by paragraph (11) of subdivision (a) of Section 204; or

     (2) (A) the company issuing the insurance policy is organized, licensed, and operated in a manner that complies with the insurance laws and regulations applicable to its jurisdiction of organization, (B) the company issuing the policy provides procedures for processing claims that do not permit that company to be subject to the direct control of the corporation that purchased that policy, and (C) the policy issued provides for some manner of risk sharing between the issuer and purchaser of the policy, on one hand, and some unaffiliated person or persons, on the other, such as by providing for more than one unaffiliated owner of the company issuing the policy or by providing that a portion of the coverage furnished will be obtained from some unaffiliated insurer or reinsurer.

     (j) This section does not apply to any proceeding against any trustee, investment manager, or other fiduciary of an employee benefit plan in that person's capacity as such, even though the person may also be an agent as defined in subdivision (a) of the employer corporation. A corporation shall have power to indemnify such a trustee, investment manager, or other fiduciary to the extent permitted by subdivision (f) of Section 207.

                             Smith & Company
       A Professional Corporation of Certified Public Accountants


       REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Officers and Directors
RMD Technologies, Inc.

We have reviewed the accompanying balance sheet of RMD Technologies, Inc. (a corporation) as of February 28, 2005, and the related statements of operations and cash flows for the nine month periods ended February 28, 2005 and 2004, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of RMD Technologies, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

The balance sheet as of May 31, 2004 was audited by us and we expressed an unqualified opinion on it in our report dated September 10, 2004, except Note 5 which is dated November 9, 2004, but we have not performed any auditing procedures since that date.



/s/  Smith & Company
Salt Lake City, Utah
June 9, 2005

       4764 South 900 East, Suite 1  Salt Lake City, Utah 84117-4977
           Telephone: (801) 281-4700  Facsimile: (801) 281-4701
                       E-mail: smithcocpa@earthlink.net
Members: American Institute of Certified Public Accountants Utah Association
                       of Certified Public Accountants

                             RMD TECHNOLOGIES, INC.
                                 BALANCE SHEET
                               FEBRUARY 28, 2005
                                  (Unaudited)

                                    ASSETS

Current assets Cash                                            $   13,238
Escrow Deposits                                                     2,000
Accounts receivable                                                 2,953
Inventory                                                           3,077
     Total current assets                                          21,268

Furniture and equipment - net of accumulated
depreciation of $17,146                                            55,087

Other assets
Security deposits                                                     911

     Total assets                                                  77,266

                   LIABILITIES AND STOCKHOLDERS' (DEFICIT)

Current liabilities
Accounts payable                                                   93,836
Current portion                                                     8,771
Notes payable                                                      30,188
Payable to related individuals                                     87,458
     Total current liabilities                                    220,253

Long-term liabilities
Capital leases payable                                             21,317

     Total liabilities                                            241,570

Stockholders' (deficit)
Common stock, no par value;
   100,000,000 shares authorized,
         15,002,300 shares issued and outstanding                  17,300
Accumulated deficit                                              (181,604)
     Total stockholders' (deficit)                               (164,304)

     Total Liabilities and stockholders' (deficit)                 77,266

              See Accompanying Note to Financial Statements


                              RMD TECHNOLOGIES, INC.
                              STATEMENTS OF OPERATIONS
                                     (Unaudited)



                                             For the Three Months                 For the Nine Months
                                               Ended February 28,                 Ended February 28,
                                             2005             2004                2005         2004
Revenues
  Sales                                      $   24,522       $   25,456          $   82,467    $   30,579
  Recycling                                      36,968           46,434             136,678       138,991
   Total revenues                                61,490           71,890             219,145       169,570
Cost of sales                                     9,436                0              20,924             0

Gross profit                                     52,054           71,890             198,221       169,570

Selling, general, & administrative expenses
  Advertising                                        55              336               1,037           700
  Consulting                                          0            1,875               3,421         3,734
  Depreciation                                    2,511                0               6,388         2,114
  Rent                                                0            1,990                   0        19,790
  Loss on sale of assets                              0                0               4,900             0
  Other selling, general, and
   administrative expenses                       80,256           82,825              257,919      161,383

   Total selling, general,
     & administrative expenses                   82,822           87,026              273,665      187,721

Net income (loss)                               (30,768)         (15,136)             (75,444)     (18,151)

Basic and fully diluted net
  (loss) per share                                (0.00)           (6.58)               (0.01)       (7.89)

Weighted average number of common shares
used to compute net (loss) per weighted
average share                                 15,002,300           2,300            13,612,091        2,300


                               See Accompanying Note to Financial Statements


                                   RMD TECHNOLOGIES, INC.
                                  STATEMENTS OF CASH FLOWS
                                        (Unaudited)

                                                     For the Nine Months ended
                                                            February 28,
                                                     2005                 2004

Operating activities
Net (loss)                                           $  (75,444)     $ (18,151)
Adjustments to reconcile net (loss) to
cash provided by (used in) operating activities:
Stock issued for expenses                                15,000              0
Accrued interest                                         11,109              0
Depreciation expense                                      6,388          2,114
Loss on sale of equipment                                 4,900              0
Change in accounts receivable                            33,117         (5,485)
Change in inventory                                         186              0
Change in security deposits                                (911)        (2,000)
Change in accounts payable                               14,726         (3,614)
   Net cash provided by (used in)
      operating activities                                9,071        (27,136)

Investing activities
Sale of equipment                                         8,200              0
Purchase of equipment                                    (8,933)          (970)
   Net cash (used in) investing activities                 (733)          (970)

Financing activities
Proceeds from note payable                                30,000        15,000
Proceeds from loans from related individuals                   0        80,760
Payments of capital lease                                 (6,676)            0
Payments of loans from related individuals               (22,822)      (28,950)
   Net cash provided by financing activities                 502        66,810

Increase in cash                                           8,840        38,704

Cash at beginning of period                                4,398         3,783

Cash at end of period                                     13,238        42,487

Interest paid                                              7,036             0

Taxes paid                                                     0             0

Schedule of non-cash financing and investing activities:
Purchase of equipment through capital leases              36,764             0

                   See Accompanying Note to Financial Statements


                                  RMD TECHNOLOGIES, INC.
                                NOTE TO FINANCIAL STATEMENTS
                                         (Unaudited)

NOTE 1  BASIS OF REPORTING

The accompanying unaudited interim condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB of Regulation S-
B. They do not include all information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The interim unaudited financial statements should be read in conjunction with the financial statements for the year ended May 31, 2004, which are included in the Company's Form 10-SB filed with the Securities and Exchange Commission. In the opinion of management, all adjustments considered necessary for a fair presentation, consisting solely of normal recurring adjustments, have been made. Operating results for the nine months ended February 28, 2005 are not necessarily indicative of the results that may be expected for the year ending May 31, 2005.

NOTE 2  RELATED PARTY TRANSACTIONS

For the fiscal year ended May 31, 2004, the Company had received a loan from the President and Vice President of the Company (husband and wife) with an original amount of about $150,000. At February 28, 2005, the remaining balance due was $77,458. Loans from the President and Vice President bear terms of 1% interest per month, with all principal and interest due on demand. An accrual for interest payable of $2,259 was recognized at February 28, 2005. The Company makes payments on its loans as often as possible. During the nine months ended February 28, 2005, the Company paid $15,786 toward the principal of the loan due to the President and Vice President.

The Company also holds a note payable to the brother of the vice president with an original amount of $10,000. This is a demand note with no fixed payment terms, and it does not bear interest.

NOTE 3  NOTES AND CONTRACTS PAYABLE

Notes and contracts payable as of February 28, 2005 are detailed as follows:

Payable to Banks,
Institutions & Other         Interest
Unrelated Entities             Rate         Current         Long-Term

Notes payable:
  Individual Investor           8%           $10,063          $     0
  Individual Investor         7.5%            20,125                0

Capital Leases:
  Bering Lease              42.47%             5,404           11,580
  Bering Lease              19.13%             3,367            9,737

                                             $38,959          $21,317

                               Smith & Company
      A Professional Corporation of Certified Public Accountants

          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Officers and Directors
RMD Technologies, Inc.

We have audited the balance sheets of RMD Technologies, Inc. as of May 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMD Technologies, Inc. as of May 31, 2004, and the results of its operations and its cash flows for the years ended May 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5, certain errors resulting in overstatements of previously reported assets, liabilities, and general and administrative expenses for the years ended March 31, 2004 and 2003 were discovered during the current year. Accordingly, the 2004 and 2003 statements of operations have been restated to correct the errors.

/s/  Smith and Company
Certified Public Accountants
Salt Lake City, Utah
September 10, 2004, except Note 5
   which is dated November 9, 2004

        4764 South 900 East, Suite 1  Salt Lake City, Utah 84117-4977
            Telephone: (801) 281-4700  Facsimile: (801) 281-4701
                       E-mail: smithcocpa@earthlink.net
Members: American Institute of Certified Public Accountants  Utah Association
                  of Certified Public Accountants

                             RMD TECHNOLOGIES, INC.
                                BALANCE SHEETS

                                                  May 31,          May 31,
ASSETS                                             2004             2003

Current Assets
  Cash                                            $    4,398       $    3,783
  Escrow deposit                                       2,000                0
  Accounts receivable                                 36,070            4,692
  Inventory                                            3,263                0
     Total Current Assets                             45,731            8,475

Furniture and equipment - net of accumulated
depreciation of $14,458 ($8,457 in 2003)              30,504           15,543

     Total Assets	                                    76,235           24,018

               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
  Accounts payable                                    79,109           22,286
  Payable to related individuals (Note 3)            100,985           25,744
     Total Current Liabilities                       180,094           48,030

Stockholders' Equity (Deficit)
  Common stock, no par value
    100,000 shares authorized,
      2,300 shares issued and outstanding              2,300            2,300

  Accumulated Deficit                               (106,159)         (26,312)

Total Stockholders' Equity (Deficit)                (103,859)         (24,012)

     Total Liabilities and
     Stockholders' Equity (Deficit)                   76,235           24,018

                    See Accompanying Notes to Financial Statements


                                  RMD TECHNOLOGIES, INC.
                                  STATEMENTS OF OPERATIONS

                                                       For the Years Ended
                                                             May 31,
                                                       2004           2003

Revenues
  Sales                                                $   39,916     $  1,565
  Recycling                                               232,291      141,402
  Total Revenues                                          272,207      142,967

Cost of Sales                                              12,767          860

  Gross Profit                                            259,440      142,107

Selling, General, and  Administrative expenses
  Advertising                                                 790          348
  Consulting                                               66,730       27,506
  Depreciation                                              6,001        4,229
  Rent                                                     12,523       35,431
 Other selling, general, and  administrative expenses     248,264       95,238
  Total Selling, General,  and Administrative Expenses    334,308      162,752

Total Loss From Operations                                (74,868)     (20,645)

Other Expenses
  Interest expense                                          4,979            0
  Tax expense                                                   0            0

Total Income (Loss)                                       (79,847)     (20,645)

Basic and diluted net income (loss) per
 weighted average share                                    (34.72)       (8.98)

Weighted average number of common
  shares used to compute net income
  (loss) per weighted average share                         2,300        2,300

                      See Accompanying Notes to Financial Statements


                                     RMD TECHNOLOGIES, INC.
                                     STATEMENTS OF CHANGES
                                IN STOCKHOLDERS' EQUITY (DEFICIT)



                                                               Common Stock
                                                               No Par Value           Accumulated
                                                            Shares      Amount          Deficit
Balances at June 1, 2001                                       2,300    $    2,300    $        0

  Net loss                                                                                (5,667)

Balances at May 31, 2002                                       2,300         2,300        (5,667)

  Net loss                                                                               (20,645)

Balances at May 31, 2003                                       2,300         2,300       (26,312)

  Net loss                                                                               (79,847)

Balances at May 31, 2004                                       2,300         2,300      (106,159)


                        See Accompanying Notes to Financial Statements


                                    RMD TECHNOLOGIES, INC.
                                   STATEMENTS OF CASH FLOWS
                                                     For the Years Ended
                                                           May 31,
                                                     2004           2003

Operating Activities
  Net income (loss)                                  $  (79,847)    $ (20,645)
 Adjustments to reconcile net income
   (loss) to cash provided by (used in)
   operating activities:
   Accrued interest                                       4,909             0
   Depreciation                                           6,001         4,229
   Change in accounts receivable                        (31,378)        1,618
   Change in inventory                                   (3,263)            0
   Change in escrow deposits                             (2,000)            0
   Change in accounts payable                            56,823        20,977
      Net Cash Provided by (Used in)
         Operating Activities                           (48,755)        6,179

Investing Activities
  Purchase of equipment                                 (20,962)            0
      Net Cash Used in Investing Activities             (20,962)            0

Financing Activities
  Proceeds from loans from related individuals          134,421             0
  Payments made on loans from related individuals       (64,089)       (2,396)
      Net Cash Provided by (Used in)
         Financing Activities                            70,332        (2,396)

Increase in Cash                                            615         3,783

Cash at Beginning of Year                                 3,783             0

Cash at End of Year                                       4,398         3,783

Interest paid                                                70             0
Taxes paid                                                    0             0

                      See Accompanying Notes to Financial Statements


                                RMD TECHNOLOGIES, INC.
                             NOTES TO FINANCIAL STATEMENTS
                               FOR MAY 31, 2004 AND 2003

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of RMD Technologies, Inc., a California corporation ("Company"), is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Business

The Company was incorporated in California on May 22, 2001, to provide electronic waste recycling services to businesses. The Company occupies an 11,000 square foot facility in Holtville, California.

Revenue Recognition

The financial statements are prepared based on the accrual method of accounting. The Company is paid a rate per pound for removing electronic waste from its customers' facilities. The Company records revenue when recycling services, consisting of such waste removal, are rendered. The Company's experience in collecting revenues from the school districts and other agencies for which it provides services has been excellent, and management believes that no allowance for doubtful accounts is required presently.

During the year ended May 31, 2002, the Company engaged in the business of selling computer systems assembled from stock components that it purchased from other vendors. The Company has decided to concentrate its efforts in the recycling business; consequently, sales of merchandise in the year ended May 31, 2003 were minimal. During fiscal year 2004, it became apparent that sales of this nature represented a viable revenue opportunity for the Company. Consequently, a sales person was hired and warehouse space was dedicated to providing storage space for the inventory held for resale. In 2004, sales from recycled computer components totaled $39,916 compared to $1,565 in 2003. Overhead costs associated with this activity are allocated based on the sales revenue compared to recycling revenue. Labor costs are allocated based on the percentage of time spent by the employee related to this activity.

In fiscal year 2004, the Company began operating a new division, focusing on the retail sale of office supplies. Revenues related to this division for the fiscal year ended May 31, 2004 were $2,963 and gross profit was $2,769. In addition, during fiscal year 2004 the Company began selling serviceable electronic equipment directly to consumers and/or other recyclers, using existing personnel and facilities. Since the inventory was gleaned from the materials the Company had been paid to pick up, the cost of these sales was minimal. The Company does not refurbish the equipment. Labor and other direct costs of identifying serviceable items and selling them, as well as warehouse and other direct costs are charged to cost of goods sold in the current period. Because of the extremely volatile nature of the market for recycled computer equipment, no value has been capitalized on the balance sheet. Revenues were $36,953 and gross profit was $24,380. Sales revenue is recognized at the time of sale, with the bulk of collections occurring through credit card transactions at the time of the sale. All sales are prepaid on an "as-is" basis, FOB shipping point, and the Company does not accept returns. Title passes to the customer at the time of sale.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. Such cash equivalents generally are part of the Company's cash management activities rather than part of its operating, investing, and financing activities. Changes in the market value of cash equivalents result in gains or losses that are recognized in the income statement in the period in which they occur. The Company had no cash equivalents in 2004 or 2003.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method, based on estimated useful lives of 5 to 7 years for furniture and equipment. Repair and maintenance costs are charged to expense when incurred, while renewals and improvements that extend the useful lives of the equipment are capitalized as additions to the related assets. Depreciation expense for the fiscal years ended May 31, 2004 and 2003 was $6,001 and $4,229, respectively.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ significantly from those estimates.

Dividend Policy

The Company has not yet adopted any policy regarding payment of dividends.

Income Taxes

The Company records the income tax effect of transactions in the same year that the transactions enter into the determination of income, regardless of when the transactions are recognized for tax purposes. Tax credits are recorded in the year realized. Since the Company has not yet realized income as of the date of this report, no provision for income taxes has been made.

In February, 1992, the Financial Accounting Standards Board ("FASB") adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which supersedes substantially all existing authoritative literature for accounting for income taxes and requires deferred tax balances to be adjusted to reflect the tax rates in effect when those amounts are expected to become payable or refundable. The Statement was applied in the Company's financial statements beginning with inception.

At May 31, 2004 a valuation allowance has been recorded to offset the deferred tax asset due to the uncertainty of the Company's ability to use the net operating loss carryovers of $106,159 that will expire between May 31, 2022 and 2024.

Fair Value of Financial Instruments

The carrying value of short and long-term debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities. None of the financial instruments are held for trading purposes.

Advertising Costs

Advertising costs (if any) are charged to expense in the period in which they are incurred and advertising communication costs the first time the advertising takes place. Advertising expenses for the period ended May 31, 2004 and 2003 were $790 and $348, respectively.

Other Selling, General, and Administrative Expenses

Other expenses consist of labor, transportation, facilities, insurance, professional fees, and travel. Costs directly associated with selling are allocated to cost of sales.

NOTE 2  ESCROW DEPOSITS

In 2004, the Company began negotiating the purchase of the property currently housing all of the Company's operations. As part of the contract negotiations, the Company was required to pay an escrow deposit of $2,000 at the beginning of negotiations. The deposit will be applied to closing costs when a purchase contract is eventually finalized.

NOTE 3  RELATED PARTY TRANSACTIONS

For the fiscal year ended May 31, 2004 the Company had received a loan from the President and Vice President of the Company (husband and wife) with an original amount of about $150,000 ($20,000 in 2003). At May 31, 2004, the remaining balance due was $90,985. Loans from the President and Vice President bear terms of 1% interest per month, with all principal and interest due on demand. An accrual for interest payable of $4,909 was recognized at May 31, 2004. The Company makes payments on its loans as often as possible. In 2004, the Company paid $64,089 toward the principal of the loan due to the President and Vice President.

The Company also holds a note payable to the brother of the Vice
President with an original amount of $10,000. This is a demand note with no fixed payment terms, and it does not bear interest.

NOTE 4  SUBSEQUENT EVENTS

In June, 2004 the President loaned the Company $4,000, payable on demand, with an interest rate of 1% per month, due on demand.

NOTE 5  CORRECTION OF ERRORS

In preparing the financial statements, the amount of cash on hand and inventory were transposed. The amounts of cash and inventory have been corrected on the face of the financial statements.

The Company recorded a credit memo issued by a vendor in the 2003 fiscal year. The credit memo should have been recorded in 2004. The net effect decreased accounts payable by $990 and increased selling, general and administrative expenses by $990.

The Company recorded an invoice for consulting fees in the 2005 fiscal year that should have been recorded in 2004. The error was corrected by increasing accounts payable by $62,500 and increasing consulting expenses by $62,500.

PART III.

ITEMS 1 and 2.  INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS.

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached.

                                 SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       RMD Technologies, Inc.


Date: July 5, 2005                     By: /s/  Patrick A. Galliher
                                       Patrick A. Galliher, President

                            Special Power of Attorney

     The undersigned constitute and appoint Patrick A. Galliher their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form 10-SB Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated:

         Signature                    Title                         Date

/s/ Patrick A. Galliher      President/Treasurer                  July 1, 2005
Patrick A. Galliher          (principal financial and
                             accounting officer)/Director

/s/ Suzanne E. Galliher     Vice President/Secretary/Director     July 1, 2005
Suzanne E. Galliher

                                    EXHIBIT INDEX

Number             Description

3.1      Articles of Incorporation, dated May 17, 2001 (filed herewith).

3.2 Certificate of Amendment of Articles of Incorporation, dated June 21, 2004 (filed herewith).

3.2      Bylaws, dated June 20, 2001 (filed herewith).

10.1 Promissory Note issued by the Company in favor of Steven J. Galliher, dated July 12, 2002 (filed herewith)

10.2 Promissory Note issued by the Company in favor of Patrick A. Galliher or Suzanne E, Galliher, dated November 17, 2002
         (filed herewith)

10.3 Promissory Note issued by the Company in favor of Patrick A. Galliher, dated November 17, 2003 (filed herewith)

10.4 Promissory Note issued by the Company in favor of Patrick A. Galliher, dated December 29, 2003 (filed herewith)

10.5 Promissory Note issued by the Company in favor of Patrick A. Galliher, dated January 9, 2004 (filed herewith)

10.6 Promissory Note issued by the Company in favor of Patrick A. Galliher, dated February 6, 2004 (filed herewith)

10.7 Promissory Note issued by the Company in favor of Patrick A. Galliher, dated February 13, 2004 (filed herewith)

10.8 Promissory Note issued by the Company in favor of Patrick A. Galliher, dated March 22, 2003 (filed herewith)

10.9 Promissory Note issued by the Company in favor of Patrick A. Galliher, dated April 26, 2004 (filed herewith)

10.10 Promissory Note issued by the Company in favor of Patrick A. Galliher, dated May 7, 2004 (filed herewith)

10.11 Promissory Note issued by the Company in favor of Patrick A. Galliher, dated June 17, 2004 (filed herewith)

24       Special Power of Attorney (see signature page above).